Submission of Audit Report of Woori Finance Holdings Co., Ltd.

Date of Submission by Deloitte Anjin LLC, Woori Finance Holding’s independent auditor: March 13, 2014

< Consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2013	FY 2012

Revenue*	19,487	21,845

Operating Income	240	1,550

Income before Income Tax	288	1,638

Net Income	-713	1,848

Income Attributable to	-538	1,633
Controlling Interests

*	Represents operating revenue

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2013	FY 2012

Total Assets	340,690	327,102

Total Liabilities	317,814	304,069

Total Shareholders’ Equity	22,877	23,033

Capital Stock	4,030	4,030

Shareholders’ Equity*/ Capital Stock (%)	442.9	463.9

Number of Consolidated Subsidiaries	173	166

• Excluding non-controlling interests

The above figures reflect applicable amendments to the K-IFRS for the periods indicated above.

The above figures have not yet been approved by the shareholders of Woori Finance Holdings and remain subject to change.

< Non-consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2013	FY 2012

Revenue*	321	637

Operating Income	90	399

Net Income before Income Tax	-219	397

Net Income	-596	397

*	Represents operating revenue

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2013	FY 2012

Total Assets	17,982	18,447

Total Liabilities	4,237	3,875

Total Shareholders’ Equity	13,745	14,572

Capital Stock	4,030	4,030

Shareholders’ Equity/ Capital Stock (%)	341.1	361.6

The above figures reflect applicable amendments to the K-IFRS for the periods indicated above.

The above figures have not yet been approved by the shareholders of Woori Finance Holdings and remain subject to change.